SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Invacare Corp

(Name of Issuer)

Common Stock

(Title of Class of Securities)

461203101

(CUSIP Number)